SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

DCA FIXED ACCOUNT CONTRACT ENDORSEMENT

This endorsement is part of the Contract to which it is attached and is effective as of the Issue Date of the Contract. Except as stated in this endorsement, it is subject to the provisions contained in the Contract.

DEFINITIONS

DCA Fixed Account:  a portion of this Contract established to accept Purchase Payments that may only be used for the Dollar Cost Averaging program. Funds in the DCA Fixed Account are invested in the General Account.

BENEFIT

Dollar Cost Averaging (DCA)
The DCA program is an option that allows the automatic periodic transfer of a portion of the Contract Value from the DCA Fixed Account to one or more of the Subaccounts available under the Contract. The transfers will occur during any DCA period and at the frequency made available by the Company and selected by the Owner. A designated DCA holding account may be the DCA Fixed Account and any designated Subaccount made available for this purpose.

If the DCA program is elected, the initial DCA period and frequency selected by the Owner is shown on the Contract Specifications.

Transfers under the DCA program continue until the portion of the Contract Value attributed to the DCA Fixed Account is depleted or the Owner elects to stop the program. The amount of each transfer will be equal to the total amount allocated to the DCA program, divided by the frequency selected by the Owner. The final amount transferred from the DCA Fixed Account will also include all interest earned.

Amounts allocated to the DCA Fixed Account will earn interest at an annual effective rate declared by the Company for the DCA period selected.  The interest applied to each Purchase Payment will accrue daily based on the applicable interest rate for such Purchase Payment. In no event will the interest earned be less than the minimum guaranteed interest rate shown on the Contract Specifications. Amounts allocated to a Subaccount or any Fixed Account available under the Contract may not be transferred to a DCA period. If the DCA program is selected by the Owner as of the Issue Date, then the initial interest rate applied to the initial DCA period is shown on the Contract Specifications.

If the Owner elected to participate in the DCA program when the Contract was issued, then all future Purchase Payments will be allocated to the DCA program unless the Owner specifies otherwise. Any allocation of a new Purchase Payment to the DCA program will start a new DCA period.

The Company reserves the right to stop accepting allocations to any and all of the available periods under the DCA program. The Company will send written notice to the Owner at least 30 days prior to any such discontinuance. In the event the preceding DCA period is no longer available and no notice has been received from the Owner, then future Purchase Payments will automatically be allocated according to the Owner’s then current Subaccount allocation instructions.

Termination
This endorsement will terminate upon the earliest of the following:

•	the Annuity Income Date; and
•	the date the Contract terminates.

[/s/ Westley V. Thompson]
[Westley V. Thompson], [President]

[ICC11-VA-E-03